Corporate Headquarters: RSP Permian, Inc. 3141 Hood St., Ste. 701 Dallas, Texas 75219-5018 Main: 214-252-2700 Fax: 214-252-2750

DECEMBER 16, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:                             RSP Permian, Inc.

Registration Statement on Form S-1
Filed November 12, 2013
File No. 333-192268

Ladies and Gentlemen:

Set forth below are the responses of RSP Permian, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 4, 2013, with respect to the Registration Statement on Form S-1, File No. 333-192268, filed with the Commission on November 12, 2013 (the “Registration Statement”).

We filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) through EDGAR on December 13, 2013.  For your convenience, we have hand-delivered three copies of this letter as well as three copies of Amendment No. 1 marked to show all revisions made since the initial submission of the Registration Statement.

For your convenience, each of our responses is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to pages numbers and captions correspond to Amendment No. 1 unless otherwise specified.  Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 1.

Registration Statement on Form S-1 Filed November 12, 2013

Prospectus Summary, page 1

Verde Acquisition, page 9

1.                                      Please amend your document to disclose the current producing well count on and daily production from the acreage you acquired with the Verde Acquisition. Include the number of well bore penetrations through the Wolfcamp B that allowed you to analyze the prospectivity for this acreage by application of the tools/techniques you describe on pages 5 and 87 in response to our prior comment three.

RESPONSE:  The Registration Statement has been revised as requested.  Please see page 10 of Amendment No. 1.

Our Ownership and Organizational Structure, page 11

2.                                      We note your disclosure at page 126 regarding the ownership of Rising Star LP and Rising Star GP by Natural Gas Partners VIII, L.P. and certain members of your management team. Please add such disclosure to your summary at page 11.

RESPONSE:  The Registration Statement has been revised as requested.  Please see page 12 of Amendment No. 1.

Business, page 84

Pro Forma PUDs, page 97

3.                                      In response to our prior comment 10, you disclosed figures for PUD reserves converted to developed status and the historical cost incurred for their development as represented in the table below. The projected unit development costs you used in the standardized measure (pages F-17, F-71, F-84) all appear to be about $18/BOE. Please explain to us why you “…do not believe there is a significant difference between historical and projected costs.” Address the fact that the unit costs projected at December 31, 2012 are roughly half the costs incurred during 2012. Please tell us the number of gross and net wells you drilled to convert these PUD reserves in each of the periods. We may have further comment.

Period Ending	PUD to Developed MMBOE	Cost Incurred $ million	Developed Unit Cost $/BOE
12 mos 12-31-12	5.1	180	35
6 mos 6-30-13	3.9	77	20
18 mos 6-30-13	9	257	29

RESPONSE:         We acknowledge the Staff’s comment and have further reviewed and analyzed our disclosure relating to changes in our pro forma PUD reserve data and have revised page 98 of

Amendment No. 1 accordingly.  The most significant change relates to our development costs.  The amount we previously reported as spent to convert PUDs to proved developed reserves included $70.3 million that was spent to convert non-proved reserves to proved developed reserves and $16.5 million of infrastructure and other expenditures not related to drilling and completions.

Please see below for a table summarizing our development cost per Boe, using the corrected pro forma PUD reserve data, which shows there is not a significant difference between our historical and projected costs for development.

Period Ending	PUD to Developed (MMBoe)	Cost Incurred ($ million)	Developed Unit Cost ($/Boe)
12 mos 12-31-12	5.0	93.1	$18.76
6 mos 6-30-13	4.0	77.0	$19.48
18 mos 6-30-13	8.9	170.1	$19.08

In addition, in response to the Staff’s request, set forth below is the number of wells we drilled to convert PUDs into proved developed reserves during each of the periods set forth below:

Period Ending	Gross Wells	Net Wells
12 mos 12-31-12	62.0	46.9
6 mos 6-30-13	46.0	26.4
18 mos 6-30-13	108.0	73.4

Executive Compensation, page 118

4.                                      We note your response to prior comment 13. Please revise your filing to clarify the material terms of the incentive units. For example, please revise to clarify how the units vest, and the significance of vesting. In addition, please clarify the payout triggers for the units, and provide relevant examples. Please provide such disclosure based on the terms of the units both before and after your corporate reorganization and this offering.

RESPONSE:  The Registration Statement has been revised as requested.  Please see pages 120 to 124 of Amendment No. 1.

5.                                      Please revise to clarify what would constitute a “Fundamental Change” for the purposes of the incentive units after your reorganization and this offering.

RESPONSE:  We acknowledge the Staff’s comment and respectfully submit that the occurrence of a “Fundamental Change” is no longer relevant to an understanding of the incentive units held by the Company’s named executive officers for the year ended December 31, 2012.  The Tier I units held by our named executive officers were designed to vest in three equal annual installments, provided that vesting would be fully accelerated upon the occurrence of a “Fundamental Change.”  The third and final tranche of the Tier I units held by our named executive officers became vested on October 18, 2013, and as such, the occurrence of a “Fundamental Change” would no longer have an effect on their Tier I units.  With respect to the Tier II units, Tier III units and Tier IV units, the occurrence of a “Fundamental

Change” would also have no effect because such units will each vest only after the distribution threshold established for that tier has been met, which is described on page 123 of Amendment No. 1.

Index to Financial Statements, page F-1

6.                                      Please update all applicable financial statements. Refer to Rule 3-12 of Regulation S-X.

RESPONSE:         All applicable financial statements have been updated in accordance with Rule 3-12 of Regulation S-X.  For example, please see pages F-5, F-7, F-21, F-22, F-23, F-24, F-26 and F-78 of Amendment No. 1.

Standardized Measure of Discounted Future Net Cash Flows, page F-17

Notes to Unaudited Pro Forma Combined Financial Statements, page F-16

Note 3 — Supplemental Disclosure of Oil and Natural Gas Operations, page F-17

7.                                      We note your response to comment 19 in our letter dated November 4, 2013 and the related revisions to your disclosure. Please revise the disclosure regarding the pro forma tax impact to the standardized measure of discounted cash flows to sum the amounts presented.

RESPONSE:  The Registration Statement has been revised as requested.  Please see page F-16 of Amendment No. 1.

Predecessor Financial Statements

Unaudited Historical Combined Financial Statements

Combined Balance Sheets, page F-22

8.                                      We note from your response to comment 20 in our letter dated November 4, 2013 that you characterized the accumulated positive balance in ACTOIL’s Net Profits Account as deferred revenue “in order to properly reflect the early reduction of the deficit.” Based on your reply, it does not appear that the characterization of these funds as deferred revenue provides a clear indication of the nature of this item. Please revise the caption on the face of your balance sheet accordingly.

RESPONSE:         The Registration Statement has been revised as requested.  Please see page 21, 60, F-5, F-9, F-21, F-24, F-44 and F-47 of Amendment No. 1.

Historical Combined Financial Statements

Notes to Combined Financial Statements

Note 9 — Members’ Equity, page F-42

9.                                      We note your response to comment 23 in our letter dated November 4, 2013 and the related revisions to the disclosure provided in your filing. Please provide us with additional detail regarding the return thresholds associated with these incentive units. As part of your response, please provide sufficient detail to support your assertion that a payout event requiring the recognition of expense is not expected to occur.

RESPONSE:  Please see the revised disclosure included on pages 122, 123, F-41, F-42, F-63 and F-64 of Amendment No. 1 for additional details regarding the distribution (or return) thresholds for incentive unit awards.

Based on our most recent analysis of the expected valuation of the Company in connection with the initial public offering (“IPO”), together with our latest expectation as to the number of shares of our common stock that RSP Permian Holdco, L.L.C. (“Holdco”) is likely to sell in connection with the IPO, we now expect that the IPO will result in the applicable distribution thresholds necessary for the holders of the incentive units to begin receiving a share of future distributions from Holdco either being met or otherwise becoming probable.  As a result, it is likely that the closing of the IPO will result in the recognition of a non-cash compensation expense in regard to the incentive units.  Therefore, we expect to disclose our estimate of that expected charge in a future amendment to the Registration Statement that sets forth the expected offering price as well as the number of shares expected to be offered by the Company and the selling stockholders.

We would expect the amount of the non-cash compensation expense item to adjust our pro forma balance sheet and will add the following language to our discussion of the incentive units in the Registration Statement in Management’s Discussion and Analysis of Financial Condition and Results of Operations:

“While these distributions will not involve any cash payment by us, based on an assumed offering price of $          , we expect to recognize a non-cash compensation expense in respect of the incentive units of approximately $           upon the closing of the initial public offering.  Non-cash compensation expense may be recorded in future reporting periods depending on the change in value of the incentive units or subsequent sales of shares of our common stock held by RSP Permian Holdco, L.L.C.”

10.                               We note your disclosure regarding Tier I and IA units states that the extent of your ability to achieve certain return thresholds was uncertain at the grant date. Please tell us how you evaluated the probable outcomes of the performance conditions associated with these awards in accordance with FASB ASC 718-10-25-20. In addition, please tell us how the assessment of your ability to achieve these return thresholds has changed since the grant date. Please include background information regarding these units such as the number of units issued by grant date and the vesting schedule as part of your response.

RESPONSE:                            In our previous response letter dated November 12, 2013, we noted that the ability of Holdco to achieve certain distribution thresholds was uncertain at the grant dates and the timing of reaching those thresholds was indeterminable.  Additionally, in accordance with FASB ASC 718-10-25-

20, the probability of whether the applicable distribution thresholds necessary for the holders of Tier I and I A units to begin receiving a share of future distributions from Holdco would be achieved was assessed at the grant dates of the units as well as at the time of all subsequent reporting periods.  At the grant dates and subsequent reporting periods, because of the uncertainty in the factors that ultimately dictate whether the applicable distribution thresholds for the Tier I and Tier I A units would be reached, such as the amount and timing of any distributions made by RSP Permian, L.L.C. and the events described below for the relevant determination, we determined that the probability of achieving the applicable distribution thresholds could not be determined and therefore we deemed that it was not probable that any payouts would be achieved.

At the October 18, 2010 grant date for the Tier I units granted to our named executive officers and certain other employees, the outcome that we weighted most heavily in our analysis was that we were a start-up company with no operating history.  In addition, we considered the history of Rising Star Energy Development Co., L.L.C. (“Rising Star”), the most recent company formed by certain members of our management team prior to RSP Permian, L.L.C.  Rising Star is one of the Predecessors included in our historical combined financial statements.  Members of Rising Star’s management team held units similarly structured to our Tier I and Tier I A units.  Rising Star did not achieve the requisite distribution thresholds in the required time frame to generate payouts under such awards.  As such, these units expired having received no distributions.

In 2012, we, other working interest owners, and our net profits owner, retained an investment banking firm to sell our respective assets together as one package in a comprehensive sales process, reaching out to many potential buyers.  We received offers in late 2012 at the conclusion of the sales process.  If we had agreed to sell all of our assets at the highest offer received, the award units issued at that time would not have met the applicable distribution thresholds for the Tier I units (or Tier I A units had they been issued by such time), and no distributions to the holders of these units would have occurred.  As a result of this sales process, we reached an agreement to sell only a portion of our assets to Resolute Natural Resources Southwest, L.L.C. (“Resolute”) in a transaction that closed in part in December 2012 and in part in March 2013.

Since the completion of the Resolute sale in March 2013, we have continued to grow our asset base through the execution of our drilling program, acquisitions, as well as entered into various agreements to consolidate other working interest owners and exchange our net profits interest for equity upon a possible initial public offering.  During this same time period, the public equity market prices for peer group companies have increased substantially.  In October of 2013, RSP Permian, Inc. filed a Registration Statement to pursue an IPO.

As noted in our response to comment #9, based on current estimated valuation levels and the amount of proceeds that Holdco may receive as a selling stockholder in our IPO, the applicable distribution thresholds necessary for the holders of incentive units to begin receiving a share of future distributions from Holdco may be achieved.  However, due to the uncertainty of completing an IPO and, if completed, how many shares Holdco will be able to sell and at what price, we determined that the probability of achieving the applicable distribution thresholds cannot be determined (and therefore we deemed that it was not probable that any payouts would be achieved) until at earliest at the time the IPO is completed, although as discussed in our response to comment #9 we currently expect to incur a non-cash compensation expense as a result of the closing of the IPO.

Please see our response to comment #9 for a discussion of the potential non-cash compensation expense that may be recognized in connection with the closing of our IPO.  In addition, we will reassess this charge at each subsequent reporting period in accordance with FASB ASC 718.

In response to your request to include the number of units issued by grant date and the vesting schedule as part of our response, for a description of the vesting requirements of each tier of the incentive units please see pages 122 to 124, F-41, F-42, F-63 and F-64 of Amendment No. 1.  Set forth below is the grant dates of each Tier I and Tier I A incentive unit award from October 2010 to the date of this filing:

	Number of Units
Date of Grant	Tier I	Tier I A	Tier II	Tier III	Tier IV
10/18/2010	845,000	—	845,000	845,000	845,000
1/3/2011	40,000	—	40,000	40,000	40,000
2/1/2011	60,000	—	60,000	60,000	60,000
4/15/2011	5,000	—	5,000	5,000	5,000
4/1/2013	—	100	—	—	—
5/1/2013	10,000	—	10,000	10,000	10,000
Total	960,000	100	960,000	960,000	960,000

Note 11 — Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited), page F-68

Costs incurred in oil and gas property acquisition, exploration and development, page F-68

11.                               We note your disclosure under this heading includes a separate line item for “Asset retirement obligations.” Please revise your presentation to reflect the disclosure specifically required by FASB ASC 932-235-50-18 and reflected in Example 3 in FASB ASC 932-235-55-4.

RESPONSE:  The Registration Statement has been revised as requested.  Please see page F-65 of Amendment No. 1.

Results of operations for oil- and gas-producing activities, F-69

12.                               We note your disclosure under this heading includes a separate line item for “Accretion of asset retirement obligations.” Please revise your presentation to reflect the disclosure specifically required by FASB ASC 932-235-50-26 and reflected in Example 4 in FASB ASC 932-235-55-5.

RESPONSE:  The Registration Statement has been revised as requested.  Please see page F-66 of Amendment No. 1.

Exhibits

13.                               In response to prior comment 30, you indicate that the RSP Permian L.L.C. agreement is not a material contract pursuant to Item 601(b) of Regulation S-K. Please provide an analysis to support your determination. In addition, please provide an analysis with respect to whether you are required to file such agreement under Item 601(b)(10)(iii) in connection with the terms of the management incentive units. Similarly, please file the agreements that will govern the terms of the incentive units after the corporate reorganization and the offering.

RESPONSE:  We acknowledge the Staff’s comment and respectfully submit that the Limited Liability Company Agreement (“RSP LLC Agreement”) of RSP Permian, L.L.C. (“RSP LLC”) is not a material contract pursuant to Item 601(b) and not required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K.  Upon consummation of the corporate reorganization that will be completed in connection with our initial public offering,(1) RSP LLC will become a wholly owned subsidiary of the Company.  Prior to RSP LLC becoming a subsidiary of the Company, the RSP LLC Agreement will be amended and restated to become a short-form agreement with no substantive provisions to reflect its status as a single-member limited liability company.   Following such amendment and restatement, the Company will be the only party to the RSP LLC Agreement, and accordingly, the Company will owe no obligations under such agreement to any third parties, including any management of the Company.  The Company, as the sole member, will receive the allocation of all profits, losses, gains, deductions and credits with respect to RSP LLC’s operations and be entitled to receive all of RSP LLC’s distributions.  In addition, incentive units in RSP LLC will be cancelled and exchanged for incentive units in Holdco.  Due to the foregoing, we respectfully submit that the RSP LLC Agreement is not a material contract that would be required to be filed pursuant to Item 601(b)(10)(iii) of Regulation S-K as it will not be a management contract or any other compensatory plan, contract, or arrangement in which any executive officer of the Company participates and will not otherwise impose any material obligations on the Company.

In addition, we respectfully submit that Holdco’s Limited Liability Company Agreement (the “Holdco LLC Agreement”), which will govern the terms of incentive units following the corporate reorganization that will be completed in connection with our initial public offering, is also not required to be filed pursuant to Item 601(b)(10)(iii).(1)  We believe that Item 601(b)(10)(iii) sets forth certain types

(1)                                 In connection with our corporate reorganization, (i) the members of RSP LLC, including the holders of incentive units, will contribute their interests in RSP LLC to Holdco in return for substantially similar interests in Holdco, and (ii) Holdco will contribute all of its interests in RSP LLC to the Company in exchange for shares of the Company’s common stock, the right to receive, upon the closing of this offering, a cash payment from the Company, and an assignment of RSP LLC’s pro rata share of an escrow related to the Resolute Disposition.

of contracts that will be deemed “material,” but must be read in connection with the final sentence of Item 601(b)(10)(i), which provides that “[o]nly contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.”  Neither the Company nor any subsidiary of the Company is party to the Holdco LLC Agreement, which sets forth the terms of the incentive units following the corporate reorganization, and the Company has no rights or obligations under the Holdco LLC Agreement.  Any payments made to members of the Company’s management team of pursuant to the terms of the incentive units are the sole obligation of the Company’s current stockholders pursuant to arrangements entered into prior to the this offering.  In addition, because the Company is not a party to the Holdco LLC Agreement, it has no control over whether additional incentive units are granted following this offering, and the terms and amount of any payments to be made to holders of incentive units may be modified without the consent of the Company.  Furthermore, other terms of the Holdco LLC Agreement can be modified by members of Holdco without the consent of or notice to the Company and, in many cases, the holders of the incentive units.

We also believe that filing the Holdco LLC Agreement would not provide an investor with any additional information and could potentially be confusing and misleading.  As discussed in our response to comments 4 and 9 above, we have revised our disclosure to fully describe the material terms of the incentive units.  Accordingly, the Holdco LLC Agreement will not provide an investor with any further understanding of the incentive units.  Furthermore, the vast majority of the provisions in the Holdco LLC Agreement relate to rights and obligations of the members of Holdco rather than to the incentive units and their holders.  Many of these provisions are highly complex and may cause confusion regarding the economic rights of the incentive unit holders.  In addition, as discussed above, the Company has no ability to enforce any of these provisions and may not even be aware of amendments and modifications to these provisions.  As such, it is possible that any disclosures made through including the Holdco LLC Agreement as an exhibit to the Registration Statement could become inaccurate and the Company would not have an opportunity to advise the public otherwise.

We respectfully submit that it would be a departure from prior Staff practice to require a registrant to file the organizational document of a significant stockholder pursuant to Item 601(b)(10)(iii).  It is common practice for the stockholders of a private company to allow members of management to participate in the future profits these stockholders receive on their initial investment as those profits are realized by such stockholders.  These arrangements are typically documented in the organizational document of a holding company, and frequently remain in place following the completion of an initial public offering of a company until such time as the pre-IPO stockholders have realized a return on their investment.  We are aware of numerous occasions where this arrangement has remained in place following the completion of an initial public offering where the Staff has not required the organizational documents of the holding company to be filed as a compensatory arrangement.  The stockholders of private companies generally believe that they will suffer competitive harm in connection with future investments in private companies if the terms of these arrangements are made public.  Accordingly, a departure from prior practice regarding similar holding company arrangements will likely result in a significant modification to the documentation of the financial arrangements between owners of private companies and members of management without providing any additional meaningful information to investors.

14.                               Please revise your exhibit index to include all agreements that you intend to file as exhibits, including those you reference in response to prior comment 30.

RESPONSE:  The Registration Statement has been revised as requested.  Please see pages II-2, II-3, II-6 and II-7 of Amendment No. 1.  We submit that we will undertake to file such agreements with a subsequent filing of the Registration Statement, and we acknowledge that the Staff will need sufficient time to review such exhibits.

*                                         *                                         *                                         *                                         *

If you have any questions with respect to the foregoing or, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613 or Christopher G. Schmitt of Vinson & Elkins L.L.P. at (214) 220-7712.

Very truly yours,

RSP PERMIAN, INC.

By:	/s/ Scott McNeill
Name:	Scott McNeill
Title:	Chief Financial Officer

Enclosures

cc:                                Douglas E. McWilliams, Vinson & Elkins, L.L.P.

Christopher G. Schmitt, Vinson & Elkins L.L.P.